Exhibit 5.1

[Dorsey and Whitney LLP Letterhead]

August 10, 2005

St. Jude Medical, Inc.
One Lillehei Plaza
St. Paul, Minnesota 55117

Re:	Registration Statement on Form S-8

Ladies and Gentlemen:

        We have acted as counsel to St. Jude Medical, Inc., a Minnesota corporation (the “Company”), in connection with a Registration Statement on Form S-8 relating to the registration of the offer and sale by the Company of up to $60,000,000 of deferred compensation obligations (the “Deferred Compensation Obligations”) under the St. Jude Medical, Inc. Management Savings Plan and the Representative Principals and Sales Associates Deferred Compensation Plan (as in effect on the date of this opinion, the “Plans”).

        We have examined such documents and have reviewed such questions of law as we have considered necessary and appropriate for the purposes of the opinions set forth below. We have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons. As to questions of fact material to our opinions, we have relied upon certificates of officers of the Company and of public officials.

        Based on the foregoing, we are of the opinion that the Deferred Compensation Obligations have been duly authorized and, when created in accordance with the terms of the Plans, will be valid and binding obligations, except as limited by bankruptcy, insolvency, or other laws of general application relating to or affecting creditors’ remedies and by general principles of equity.

        Our opinions expressed above are limited to the laws of the State of Minnesota.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/   Dorsey & Whitney LLP